Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series B	$1,000,000	$107.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. The filing fee of $107.00 is being paid in connection with the registration of these Reverse Convertible Notes

   Filed pursuant to Rule 424(b)5
Registration No. 333-136666

PRICING SUPPLEMENT
(To Prospectus Dated August 16, 2006 and
Prospectus Supplement Dated August 16, 2006)
The Bear Stearns Companies Inc.
$1,000,000 Reverse Convertible Notes
17% Coupon, Due April 30, 2007
Linked to the common stock of JetBlue Airways Corporation

Terms used herein are defined in the prospectus supplement. The Notes offered will have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

•	Reference Asset:	The common stock of JetBlue Airways Corporation (“JetBlue”), traded on the Nasdaq Stock Market, Inc. (“NASDAQ”) under the symbol “JBLU”.
•	Principal amount:	$1,000,000
•	Pricing Date:	October 26, 2006
•	Original Issue Date:	October 31, 2006
•	Calculation Date:	April 26, 2007, subject to postponement in the event of certain Market Disruption Events.
•	Maturity Date:	April 30, 2007
•	Coupon rate:	17% per annum payable as a single payment of 8.50% of principal amount at maturity.
•	Interest Payment Date:	April 30, 2007
•	Initial Level:	$12.05, the Closing Price of the Reference Asset on the Pricing Date.
•	Final Level:	The Closing Price of the Reference Asset on the Calculation Date.
•	Contingent Protection Percentage:	70.00% of the Initial Level.
•	Contingent Protection Level:	$8.44, equal to the product of the Contingent Protection Percentage and the Initial Level.
•	Payment at maturity:
We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Closing Price of the Reference Asset never equals or falls below the Contingent Protection Level on any day from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Closing Price of the Reference Asset ever equals or falls below the Contingent Protection Level on any day from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset. It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Note in cash.

•	Exchange Ratio:	82; i.e., $1,000 divided by the Initial Level (rounded down to the nearest whole number, with fractional shares to be paid in cash).

•	Fractional Share Cash Amount:
An amount in cash per Note equal to the Final Level multiplied by the difference between (x) $1,000 divided by the Initial Level (rounded to the nearest three decimal places), and (y) the Exchange Ratio.

•	CUSIP:	073902LD8
•	Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. YOU SHOULD REFER TO “RISK FACTORS” BEGINNING ON PAGE PS-4 BELOW.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	100.00%	$1,000,000
Agent’s discount	1.0650%	$10,650
Proceeds, before expenses, to us	98.9350%	$989,350

We may grant the agents a 30-day option from the date of the final pricing supplement, to purchase from us up to an additional $150,000 of Notes at the public offering price, less the agent’s discount, to cover any over-allotments. We expect that the Notes will be ready for delivery in book-entry form only through the book-entry facilities of The Depository Trust Company in New York, New York, on or about the Original Issue Date, against payment in immediately available funds. The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

Bear, Stearns & Co. Inc.
October 26, 2006

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement and any other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Agent will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 866-803-9204.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement, dated August 16, 2006, and Prospectus, dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011011/a2172742z424b5.htm

RETURN ON THE NOTES

The Notes are not principal protected and you may lose some or all of your principal.

Payment at Maturity

We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Closing Price of the Reference Asset never equals or falls below the Contingent Protection Level on any day from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Closing Price of the Reference Asset ever equals or falls below the Contingent Protection Level on any day from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset. It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Note in cash.

We will (i) provide written notice to the Trustee and to the Depositary, on or prior to the Business Day immediately prior to the Maturity Date of the amount of cash or number of shares of the Reference Asset, as applicable, to be delivered, and (ii) deliver such cash or shares of the Reference Asset (and cash in respect of coupon and any fractional shares of the Reference Asset), if applicable, to the Trustee for delivery to you. The Calculation Agent shall determine the Exchange Ratio.

Interest

The interest rate for the Notes is designated on the cover of this pricing supplement. The interest paid will include interest accrued from the Original Issue Date to, but excluding, the relevant Interest Payment Date or Maturity Date. Interest will be paid to the person in whose name the Note is registered at the close of business on the Record Date before each Interest Payment Date. However, interest payable on the Maturity Date will be payable to the person to whom principal is payable. If the Interest Payment Date is also a day on which principal is due, the interest payable will include interest accrued to, but excluding, the stated Maturity Date.

RISK FACTORS

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset,” beginning on pages S-7 and S-14, respectively, in the Prospectus Supplement.

Suitability of Note for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

Not Principal Protected —The Notes are not principal protected. If both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Closing Price of the Reference Asset ever equals or falls below the Contingent Protection Level on any day from the Pricing Date to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.

Return Limited to Coupon — Your return is limited to the principal amount you invested plus the coupon payments. You will not participate in any appreciation in the value of the Reference Asset.

No Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

No Interest, Dividend or Other Payments — You will not receive any interest or dividend payments or other distributions on the stock comprising the Reference Asset; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

Taxes — We intend to treat each Note as a put option written by you in respect of the Reference Asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

The Notes are Subject to Equity Market Risks — The Notes involve exposure to price movements in the equity securities to which they are linked. Equity securities price movements are difficult to predict, and equity securities may be subject to volatile increases or decreases in value.

The Notes may be Affected by Certain Corporate Events and you will have Limited Antidilution Protection — Following certain corporate events relating to the underlying Reference Asset (where the underlying company is not the surviving entity), you will receive at maturity, cash or a number of shares of the common stock of a successor corporation to the underlying company, based on the Closing Price of such successor’s common stock. The Calculation Agent for the Notes will adjust the amount payable at maturity by adjusting the Initial Level of the Reference Asset, Contingent Protection Percentage, Contingent Protection Level and Exchange Ratio for certain events affecting the Reference Asset, such as stock splits and stock dividends and certain other corporate events involving an underlying company. However, the Calculation Agent is not required to make an adjustment for every corporate event that can affect the Reference Asset. If an event occurs that is perceived by the market to dilute the Reference Asset but that does not require the Calculation Agent to adjust the amount of the Reference Asset payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

ILLUSTRATIVE EXAMPLES

The following are illustrative examples demonstrating the hypothetical amount payable at maturity based on the assumptions outlined below. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Asset or of the movements that are likely to occur with respect to the relevant Reference Asset. You should not construe these examples or the data included in tables as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different.

Assumptions:

•
Investor purchases $1,000 principal amount of Notes on the Pricing Date at the initial offering price of 100% and holds the Notes to maturity. No Market Disruption Events or Events of Default occur during the term of the Notes.

•	Initial Level: $10.10
•	Contingent Protection Percentage: 70%
•	Contingent Protection Level: $7.07 ($10.00 x 70%)
•	Exchange Ratio: 99 ($1,000/$10.10)
•	Coupon: 17.00% per annum, paid semi-annually in arrears ($85.00 to be paid on the Maturity Date).
•
The reinvestment rate on any interest payments made during the term of the Notes is assumed to be 0%. The six-month total return on a direct investment in the Reference Asset is calculated below prior to the deduction of any brokerage fees or charges. Both a positive reinvestment rate, or the incurrence of any brokerage fees or charges, would increase the total return on the Notes relative to the total return of the Reference Asset.

•	Maturity: Six months
•	Dividend and dividend yield on the Reference Asset: No dividend distributed.

Example 1 - On the Calculation Date, the Final Level of $12.12 is greater than the Initial Level, resulting in a payment at maturity of $1,000, regardless of whether the Contingent Protection Level was ever reached or breached, plus the interest payment of $85.00 for payments totaling $1,085.00. If you had invested directly in the Reference Asset for the same six-month period, you would have received total cash payments of $1,200.00 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. You would have earned a 8.50% return with an investment in the Notes and a 20.00% return with a direct investment in the Reference Asset.

Example 2 - On the Calculation Date, the Final Level of $9.09 is below the Initial Level, but the Closing Price never equaled or fell below the Contingent Protection Level. As discussed in example 1 above, an investor would receive total payments of $1,085.00, earning a 8.50% return over the term of the Notes. A direct investment in the Reference Asset during that same six-month period would have generated a return of $900.00 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. You would have earned a 8.50% return with an investment in the Notes and incurred a loss of 10.00% with a direct investment in the Reference Asset.

Example 3 - On the Calculation Date, the Final Level of $6.57 is below the Initial Level and also is below the Contingent Protection Level. At our election, an investor would receive a number of shares equal to the Exchange Ratio, plus the Fractional Share Cash Amount plus the interest payment of $85.00, which is 99 shares (worth $6.57 each) plus $0.07 (the Fractional Share Cash Amount) plus $85.00. The cash equivalent equals $735.50. If you had invested directly in the Reference Asset for the same six-month period, you would have received total cash payments of $650.50 (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level. An investment in the Notes would have resulted in a loss of 26.45%, while a direct investment in the Reference Asset would have resulted in a loss of 34.95%.

Table of Hypothetical Cash Settlement Values

Assumes the Closing Price Never Equals or Falls Below the Contingent Protection Level Before the Calculation Date
		Investment in the Notes			Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)	6-Month Total Return	Percentage Change in Value of Reference Asset	6-Month Dividend Yield	6-Month Total Return
10.10	12.63	$1,000.00	8.50%	8.50%	25.05%	0.00%	25.05%
10.10	12.12	$1,000.00	8.50%	8.50%	20.00%	0.00%	20.00%
10.10	11.62	$1,000.00	8.50%	8.50%	15.05%	0.00%	15.05%
10.10	11.11	$1,000.00	8.50%	8.50%	10.00%	0.00%	10.00%
10.10	10.61	$1,000.00	8.50%	8.50%	5.05%	0.00%	5.05%
10.10	10.10	$1,000.00	8.50%	8.50%	0.00%	0.00%	0.00%
10.10	9.60	$1,000.00	8.50%	8.50%	-4.95%	0.00%	-4.95%
10.10	9.09	$1,000.00	8.50%	8.50%	-10.00%	0.00%	-10.00%
10.10	8.59	$1,000.00	8.50%	8.50%	-14.95%	0.00%	-14.95%

Table of Hypothetical Cash Settlement Values

Assumes the Closing Price Does Equal or Fall Below the Contingent Protection Level Before the Calculation Date
		Investment in the Notes			Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level	Cash Settlement Value	Total Coupon Payments (in % Terms)	6-Month Total Return	Percentage Change in Value of Reference Asset	6-Month Dividend Yield	6-Month Total Return
10.10	12.63	$1,000.00	8.50%	8.50%	25.05%	0.00%	25.05%
10.10	12.12	$1,000.00	8.50%	8.50%	20.00%	0.00%	20.00%
10.10	11.62	$1,000.00	8.50%	8.50%	15.05%	0.00%	15.05%
10.10	11.11	$1,000.00	8.50%	8.50%	10.00%	0.00%	10.00%
10.10	10.61	$1,000.00	8.50%	8.50%	5.05%	0.00%	5.05%
10.10	10.10	$1,000.00	8.50%	8.50%	0.00%	0.00%	0.00%
10.10	9.60	$950.50	8.50%	3.55%	-4.95%	0.00%	-4.95%
10.10	9.09	$900.00	8.50%	-1.50%	-10.00%	0.00%	-10.00%
10.10	8.59	$850.50	8.50%	-6.45%	-14.95%	0.00%	-14.95%
10.10	8.08	$800.00	8.50%	-11.50%	-20.00%	0.00%	-20.00%
10.10	7.58	$750.50	8.50%	-16.45%	-24.95%	0.00%	-24.95%
10.10	7.07	$700.00	8.50%	-21.50%	-30.00%	0.00%	-30.00%
10.10	6.57	$650.50	8.50%	-26.45%	-34.95%	0.00%	-34.95%
10.10	6.06	$600.00	8.50%	-31.50%	-40.00%	0.00%	-40.00%
10.10	5.56	$550.50	8.50%	-36.45%	-44.95%	0.00%	-44.95%
10.10	5.05	$500.00	8.50%	-41.50%	-50.00%	0.00%	-50.00%
10.10	4.55	$450.50	8.50%	-46.45%	-54.95%	0.00%	-54.95%

REFERENCE ASSET

Additional Information Regarding the Reference Asset

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the Prospectus Supplement. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Reference Asset can be located by reference to the SEC file number provided below.

The summary information below regarding the company issuing the stock comprising the Reference Asset comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Reference Asset with the SEC. Investors are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of the issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of the issuer.

JetBlue Airways Corp. (“JBLU”)

JetBlue Airways Corporation (“JetBlue”) common stock, par value $0.01 per share, trades on the NASDAQ under the symbol “JBLU.” JetBlue is a passenger airline currently serving destinations in the United States, Puerto Rico, the Dominican Republic and the Bahamas. JetBlue’s SEC file number is 000-49728.

Historical Performance of the Reference Asset

The following table sets forth, on a per share basis, the high and low closing prices, as well as end-of-quarter closing prices, for the Reference Asset during the periods indicated below. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close	Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
June 28, 2002	16.15	12.44	13.50	December 31, 2004	17.20	13.59	15.48
September 30, 2002	14.12	10.78	11.95	March 31, 2005	15.32	11.52	12.69
December 31, 2002	12.42	8.93	12.00	June 30, 2005	15.31	12.31	13.63
March 31, 2003	13.14	10.59	12.32	September 30, 2005	15.17	11.69	11.73
June 30, 2003	18.80	12.11	18.80	December 30, 2005	15.69	11.53	15.38
September 30, 2003	27.61	18.64	27.10	March 31, 2006	14.74	9.72	10.72
December 31, 2003	31.23	17.24	17.68	June 30, 2006	12.85	8.95	12.14
March 31, 2004	19.28	13.73	16.86	September 29, 2006	12.31	9.27	9.27
June 30, 2004	20.23	16.21	19.59	October 1, 2006 to October 13, 2006	10.36	9.27	10.14
September 30, 2004	19.15	13.71	13.95

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary supplements the section entitled “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith but is subject to the limitations and qualifications set forth therein. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion, when read together with the section entitled, “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement, summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, the Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the Reference Assets to you at maturity for an amount equal to the principal amount of the Note, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the principal amount of the Note and the value of the Reference Assets otherwise deliverable under the Put Option), and a deposit with us of cash (the “Deposit”) in an amount equal to the “issue price” (as described in the prospectus supplement) of your Notes to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. The description below of the Reference Asset includes a chart that indicates the portion of each interest payment that represents the yield on the Deposit and the Put Premium, assuming that the issue price of the Notes is par. You may contact Bill Bamber at (212) 272-6635 for the issue price of the Notes.

We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations —Tax Treatment of the Deposit on Notes with a Term of One Year or Less” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as short-term obligations rather than a Put Option and a Deposit.

Reference Asset	Term to Maturity	Coupon Rate, per Annum	Yield on the Deposit, per Annum	Put Premium, per Annum
JetBlue Airways Corp.	6-months	17.00%	5.38%	11.62%

CERTAIN ERISA CONSIDERATIONS

Investors subject to Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended or to any federal, state or local law materially similar to the foregoing provisions should carefully consider, among other things, the matters set forth in “ERISA Considerations” in the Prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
__________

The Bear Stearns
Companies Inc.

$1,000,000

Medium-Term Notes, Series B

Reverse Convertible Notes, 17% Coupon, due April 30, 2007
Linked to the common stock of JetBlue Airways Corporation

October 26, 2006

PRICING SUPPLEMENT

TABLE OF CONTENTS
Pricing Supplement
Page
Where You Can Find More Information	PS-4
Return on the Notes	PS-4
Risk Factors	PS-5
Illustrative Examples	PS-6
Reference Asset	PS-7
Certain U.S. Federal Income Tax Considerations	PS-8
certain ERISA Considerations	PS-9

Prospectus Supplement
Summary	S-2
Illustrative Examples	S-4
Risk Factors	S-7
Pricing Supplement	S-20
Description of Notes	S-21
Sponsors or Issuers and Reference Asset	S-25
Antidilution Adjustments	S-26
Use of Proceeds and Hedging	S-30
Certain U.S. Federal Income Tax Considerations	S-31
Supplemental Plan of Distribution	S-40
Validity of the Notes	S-41
Definitions	S-41
Prospectus
Where You Can Find More Information	1
The Bear Stearns Companies Inc.	2
Use of Proceeds	4
Description of Debt Securities	4
Description of Warrants	16
Description of Preferred Stock	21
Description of Depositary Shares	25
Description of Purchase Contracts	28
Description of Units	31
Book-Entry Procedures and Settlement	33
Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	43
Plan of Distribution	44
ERISA Considerations	48
Legal Considerations	48
Experts	49